# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cango Inc., CIK 0001725123
CUSIP: 137586103
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Date of event which requires filing of this statement: 01/02/2025
Amends the filing with accession number 0001193125-22-179189
Filed by CIK 0001766000
Persons authorized to receive notices and communications: Mr. Jiayuan Lin, 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124, 86-21-3183-5087; Yi Gao, Esq., Simpson Thacher & Bartlett, 35th Floor,, ICBC Tower, 3 Garden Road Central,, Hong Kong, Hong Kong (K3), 00000, 852-2514-7600

## Reporting persons
- Jiayuan Lin (CIK 0001766000): type of reporting person: individual (IN); citizenship or place of organization: China (F4); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 52,316,231; sole dispositive power 52,316,231; aggregate amount beneficially owned 52,316,231 (28.2% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited, (ii) 2,730,370 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share held by Medway Brilliant Holding Limited and (iv) 14,882,970 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 135,751,299 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as provided by the Issuer, (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 14,882,970 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised.
  
  The voting power of the shares beneficially owned by the reporting person represents 44.2 percent of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 135,751,299 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as provided by the Issuer, as well as (ii) 14,882,970 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.
- Traveler Holdings Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,433,260; sole dispositive power 37,433,260; aggregate amount beneficially owned 37,433,260 (22% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,730,370 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited. Traveler Enterprise Limited is wholly owned by Traveler Holdings Limited.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 135,751,299 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2024 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.
- Traveler Enterprise Limited: type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 37,433,260; sole dispositive power 37,433,260; aggregate amount beneficially owned 37,433,260 (22% of the class)
  Comment: Box 7, Box 9 and Box 11 -
  
  Represents (i) 34,702,890 Class B ordinary shares held by Traveler Enterprise Limited and (ii) 2,730,370 Class A ordinary shares represented by American Depositary Shares that are beneficially owned by Traveler Enterprise Limited.
  
  Box 13 -
  
  The percentage of the class of securities beneficially owned by such reporting person is calculated based on (i) 135,751,299 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2024 and (ii) 34,702,890 Class B ordinary shares beneficially owned by the reporting person, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares.

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value US$0.0001 per share
Name of issuer: Cango Inc.
Address of issuer's principal executive offices: 8F, New Bund Oriental Plaza II, 556 West Haiyang Road, Pudong New Area, Shanghai, China (F4), 200124
Comment:
Explanatory Note
This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") hereby amends the prior statement on Schedule 13D initially filed with the U.S. Securities and Exchange Commission on June 23, 2022, as amended by the Amendment No. 1 to Schedule 13D filed on March 3, 2023 and the Amendment No. 2 to Schedule 13D filed on August 20, 2024 (as so amended, collectively, the "Schedule 13D"), on behalf of each of Mr. Jiayuan Lin, a citizen of the People's Republic of China, Traveler Holdings Limited, a company established in the British Virgin Islands, and Traveler Enterprise Limited, a company established in the British Virgin Islands and wholly owned by Traveler Holdings Limited. Except as amended and supplemented herein, the information previously reported in the Schedule 13D remains unchanged. Capitalized terms used but not defined herein have the meanings assigned thereto in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended by adding the following as the fourth paragraph thereof:

On January 2, 2025, the Issuer has granted Mr. Jiayuan Lin options to purchase 1,672,034 Class A ordinary shares in consideration of Mr. Jiayuan Lin's role in guiding the Issuer's business expansion in the acquisition of crypto mining assets. All of such share options vested immediately upon grant and have an exercise price of US$0.2951 per Class A ordinary share.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth in Items 2, 3 and 6 of this Schedule 13D and the cover pages of this Schedule 13D is hereby incorporated by reference into this Item 5.

(a)-(b) The responses of each Reporting Person to rows 7, 8, 9, 10, 11 and 13 of the cover pages of this Schedule 13D are hereby incorporated by reference into this Item 5.

As of the date hereof, (i) 34,702,890 Class B ordinary shares are held directly by Traveler Enterprise Limited, (ii) 2,730,370 Class A ordinary shares represented by American Depositary Shares are beneficially owned by Traveler Enterprise Limited, (iii) 1 Class A ordinary share is held by Medway Brilliant Holding Limited and (iv) Mr. Jiayuan Lin holds options to purchase up to 14,882,970 Class A ordinary shares exercisable within 60 days of the date hereof.

The percentage of the class of securities beneficially owned is calculated based on (i) 135,751,299 Class A ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as provided by the Issuer, (ii) 34,702,890 Class B ordinary shares beneficially owned by the Reporting Persons, assuming the conversion of all such Class B ordinary shares into the same number of Class A ordinary shares and (iii) 14,882,970 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised, as applicable.

The voting power of the shares beneficially owned by Mr. Jiayuan Lin represents 44.2% of the total outstanding voting power. The percentage of voting power is calculated by dividing the voting power beneficially owned by such reporting person by the voting power of (i) a total of 135,751,299 Class A ordinary shares and 72,978,677 Class B ordinary shares of the Issuer issued and outstanding as of March 31, 2024, as provided by the Issuer, as well as (ii) 14,882,970 Class A ordinary shares that Mr. Jiayuan Lin has the right to acquire within 60 days after the date hereof pursuant to the terms of the options granted to him, assuming such options were exercised. In respect of all matters subject to a shareholders' vote, each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to 20 votes, voting together as one class. Each Class B ordinary share is convertible into one Class A ordinary share at any time by the holder thereof. Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

In addition to the Special Option Grant, as described further in Item 6 below, the Issuer granted certain options to purchase Class A ordinary shares to Mr. Jiayuan Lin pursuant to the Issuer's 2018 share incentive plan (the "2018 Plan").

By virtue of the voting agreement described further in Item 6 below, the Reporting Persons and certain parties thereto may each be deemed to be a member of a "group" for purposes of Section 13(d) of the Exchange Act. However, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that the Reporting Persons are members of any such group. Each Reporting Person disclaims beneficial ownership of the Class A ordinary shares that may be deemed to be beneficially owned solely by virtue of the voting agreement.
Number of shares as to which each person has sole or shared power to vote or dispose: Please refer to item 5(a).
Transactions in the class effected during the past sixty days: The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference into this Item 5. Mr. Jiayuan Lin became the beneficial owner of 1,672,034 additional Class A ordinary shares underlying share options which will vest within 60 days from the date hereof. Except as disclosed in this Schedule 13D, none of the Reporting Persons has effected any transactions relating to the Class A ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended by adding the following paragraph before the last paragraph under the caption "Option Grants" thereof:

On January 2, 2025, the Issuer has granted Mr. Jiayuan Lin options to purchase 1,672,034 Class A ordinary shares in consideration of Mr. Jiayuan Lin's role in guiding the Issuer's business expansion in the acquisition of crypto mining assets. All of such share options vested immediately upon grant and have an exercise price of US$0.2951 per Class A ordinary share.

## Signatures
- Jiayuan Lin: /s/ Jiayuan Lin, Jiayuan Lin (01/02/2025)
- Traveler Holdings Limited: /s/ MOCK Yuk Sim /s/ LAU LUI Yeuk Hang, Rustem Limited represented MOCK Yuk Sim and LAU LUI Yeuk Hang/Director and Authorized Signatory (01/02/2025)
- Traveler Enterprise Limited: /s/ Jiayuan Lin, Jiayuan Lin/Authorized Signatory (01/02/2025)